UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended January 31, 2011

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE December 6, 2010

Canadian Zinc Announces $2 Million Private Placement

Toronto – December 6, 2010 – Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce it has entered into an engagement agreement with Northern Securities Inc., as lead agent on behalf of a syndicate (the “Agents”), to raise gross proceeds of $2,000,000 in Flow-Through Shares, (the “Offering”).

The Flow-Through Shares are priced at $0.70 per share.  Completion of the Offering is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies.  The Offering is expected to be completed on or about December 21, 2010.

The Agents will be paid a commission fee of 7% in cash and 10% in broker warrants exercisable for common shares at $0.70 per share for a period of two years from closing.

Prairie Creek Exploration Program

The proceeds from the Offering will be used for exploration on the Prairie Creek Project and specifically to continue a deep-hole diamond drill exploration program, about 1.5 kilometres north of the most northern drill hole that defines the present mineral resource, where a total of 2700 metres of drilling was recently completed in three holes during the summer of 2010 to test for possible continuation at depth of similar mineralization within the same geological structure as at the Prairie Creek Mine.

The drill rig has been winterized and remains on location at the drill site and it is planned that the deep hole exploration program will continue in 2011.

The vein target is projected to occur at a depth of approximately 1,000 metres below the 870 level (presently the lowest developed underground level in the mine) and 1,400 metres below surface.

The 2010 exploration program confirmed the presence of the host Whittaker geological formation, about four kilometers north of the Prairie Creek Mine portal, and the potential vein target, projected to lie at a down hole depth of about 1,700 metres, remains untested.  The nearest drill hole, PC-95-125 located approximately 1.5 kilometres to the south towards the Mine, drilled in 1995, returned multiple mineralized vein intersections 750 metres down the hole, including a 6.3 metre intercept grading 18.6% zinc, 8.5% lead and 239 grams per tonne silver.

About Canadian Zinc

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. Applications for permits to put the Prairie Creek Mine into production are currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The Company holds a Land Use Permit for exploration which is valid to September 2012.

Qualified Person

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Toll Free: 1-866-688-2001

EXHIBIT LIST

99.1	News Release – December 23, 2010 Canadian Zinc completes $2.5 million Private Placement
99.2	News Release – January 21, 2011 Canadian Zinc and Nahanni Butte Dene Band Sign Impact and Benefit Agreement for the Prairie Creek Project
99.3	News Release – January 31, 2011 Land Use Permit Extension Approved - Appointment of Cheif Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: February 1, 2011	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman